Secure Futures Solar Company Video Transcript

Version 1:
Jane Goodall once said you cannot get through a single day without having an impact on the world around you what you do makes a difference and you have to decide what kind of a difference you want to make. These words are especially important when we look at the state of our world today. With each new disaster comes fear and uncertainty for the future. How can I make sure I'm doing my part to make the world a better place? As a customer driven company, we turn to our customers for inspiration. For the institution to make this move into renewable energy it is the framework for everything that we're doing. Yes, we're all working as individuals but we're also working collectively as an establishment. For years we'd been looking at solar. We knew that it was it was a possible option and when it became economically viable that's when we decided to go forward with Secure Futures. So, for the project-based learning opportunities sometimes the science division coordinators will come and ask me what resources we might be able to share and always at the top of the list is the data that comes off the solar PV systems. Every bit of money that that we save can get put back into a new research effort another crash test something that can help us learn how to improve things in the real world. We did have a student at Henley Middle School who was really interested and figuring out exactly how the systems worked. He did an independent project around the solar PV which was really interesting looked at production data, so it's nice to see students use what we've put on our buildings it's not just something they look at it every day they can interact with it. We have to pay very little attention to it, it had almost 100% uptime and so we've gotten a lot of benefit from this system with very little effort. The biggest thing I would say is if you are in a position of leadership make it count this is an important moment in our time. Be bold. Real change takes bold action. Come help us change the world.

Version 2:
00:04
jane goodall once said you cannot get
00:07
through a single day without having an
00:10
impact on the world around you what you
00:13
do makes a difference and you have to
00:15
decide what kind of a difference you
00:17
want to make these words are especially
00:20
important when we look at the state of
00:22
our world today with each new disaster
00:25
comes fear and uncertainty for the
00:27
future how can I make sure I'm doing my
00:30
part to make the world a better place as

00:32
a customer driven company we turn to our
00:35
customers for inspiration
00:40
for the institution to make this move
00:43
into renewable energy it is the
00:46
framework for everything that we're
00:48
doing yes we're all working as
00:49
individuals but we're also working
00:51
collectively as an establishment for
00:54
years we'd been looking at solar we knew
00:57
that it was it was a possible option and
01:00
when it became economically viable
01:02
that's when we decided to go forward
01:05
with secure futures so for the
01:08
project-based learning opportunities
01:09
sometimes the science division
01:10
coordinators will come and ask me what
01:12
resources we might be able to share and
01:13
always at the top of the list is the
01:15
data that comes off the solar PV systems
01:17
every bit of money that that we save can
01:19
get put back into a new research effort
01:21
another crash test something that can
01:24
help us learn how to improve things in
01:26
the real world we did have a student at
01:27
Henley middle school who was really
01:29

interested and figuring out exactly how
01:31
the system's worked he did an
01:32
independent project around the solar PV
01:34
which was really interesting looked at
01:36
production data so it's nice to see
01:38
students use what we've put on our
01:40
buildings it's not just something they
01:41
look at it every day they can interact
01:43
with it we have to pay very little
01:45
attention to it it had almost 100%
01:48
uptime and so we've gotten a lot of
01:51
benefit from this system with very
01:53
little effort the biggest thing I would
01:55
say is if you are in a position of
01:57
leadership make it count
02:00
this is an important moment in our time
02:06
be bold real change takes bold action
02:14
come help us change the world